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04030058

May 10, 2004



By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated May 10, 2004, announcing Arcelor's 2004 first quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

5/17

File No. 82-34727

arcelor

# PRESS RELEASE

## 2004 First Quarter Results

- **Arcelor reports its best quarterly operating result since its creation**
- **Net result, group share increased 22%**
- **Further reduction of net financial debt, stronger balance sheet and net debt-to-equity ratio at 0.46 versus 0.55 at 31 December 2003**

*Luxembourg, May 10, 2004* – The board of directors, chaired by Joseph Kinsch, reviewed the consolidated accounts for the first quarter of 2004.

At March 31, 2004, consolidated net result, group share, was EUR234 million, versus EUR192 million for the first quarter of 2003.

At EUR6,899 million for the first quarter of 2004 compared to EUR6,852 million for the same period last year, **consolidated revenues** increased 0.7% (+3.5% on a comparable basis). This evolution reflects an increase in shipments (+3%), in particular in the Long Carbon Steel sector, and higher sales prices. It also takes into account the disposal of several companies – primarily Thainox and Pum Plastiques.

Consolidated **gross operating result** amounted to EUR696 million for the first quarter of 2004 versus EUR641 million for the same quarter last year. It was not significantly impacted by the rise in the price of raw materials – a combined effect of hedging, long-term procurement contracts and of a scrap surcharge mechanism set up late 2003.

Consolidated **operating result** amounted to EUR409 million for the first quarter of 2004 versus EUR384 million for the same quarter last year, which corresponds to a 5.9% margin versus 5.6% respectively. It does not include anymore the depreciation of negative goodwills, which contributed +EUR22 million to the first quarter 2003 operating result.

After a financial result of -EUR92 million, a contribution from associates of EUR78 million and income tax of EUR110 million, consolidated **net result**, group share, increased 22%, to EUR234 million versus EUR192 million for the first quarter of 2003.

## Key Figures

| *In millions of euros* *(Unaudited)* | 1st Quarter 2003 | 1st Quarter 2004 |
|---|---|---|
| Revenues | 6,852 | 6,899 |
| Gross Operating Result | 641 | 696 |
| Operating Result | 384 | 409 |
| Net Result, group share | 192 | 234 |
| Earnings per Share *(in euro)* | 0.40 | 0.49 |

## Net Financial Debt

Net financial debt decreased by EUR437 million to EUR4,027 million at the end of March 2004 versus EUR4,464 millions at 31 December 2003 and the net debt-to-equity ratio (including minority interests) decreased to 0.46 from 0.55 at the end of 2003. Throughout the quarter, Arcelor continued to pay down debt by focusing on working capital requirements, controlling capital expenditures and pursuing its divestment programme (Thainox).

After strong realisations in 2003, the Group strengthened again its balance sheet. Shareholders' equity increased after the reintegration of negative goodwills (+EUR694 million, IFRS) and the successful conversion of the 3% O.C.E.A.N.E. due 2006.

| *In millions of euros* | December 31, 2003 | March 31, 2004 *(unaudited)* |
|---|---|---|
| Shareholders' equity* | 8,139** | 8,682 |
| Net financial debt | 4,464 | 4,027 |
| Net financial debt/Shareholders' equity* | 0.55 | 0.46 |

** Including minority interests*
*** including residual negative goodwill*

## Flat Carbon Steel

**Revenues** for the Flat Carbon Steel sector decreased 2.1% (-1.7% on a comparable basis) to EUR3,650 million for the first quarter of 2004 compared to EUR3,727 million for the first quarter of 2003. Shipments stayed stable and realised selling prices (general industry segment) were slightly lower – but higher than prices for the fourth quarter of 2003. Interestingly, and in comparison with the situation at the end of 2003, the limited availability of raw materials led the sector to focus on its European customer base and drastically reduce its exposure to export markets.

At EUR400 million compared to EUR428 million for the first quarter of 2003, **gross operating result** was not significantly impacted by the rise in the price of raw materials and reflects good technical performances. It includes EUR18 million of restructuring charges.

**Operating Result**, at EUR254 million for the first quarter of 2004 compared to EUR289 million for the first quarter of 2003, corresponds to a 7.0% margin versus 7.8% one year before.

Total shipments remained stable, at 6.879 million tonnes for the first quarter 2004 versus 6.917 million tonnes for the first quarter of 2003.

**Long Carbon Steel**

**Revenues** for the Long Carbon Steel sector increased 21.2% (+17.7% on a comparable basis) at EUR1,268 million for the first quarter of 2004 compared to EUR1,046 million for the same quarter last year. Demand was strong and the sector passed the increase in the cost of scrap on to its customers.

Total shipments increased 11.7%, at 3.289 million tonnes for the first quarter of 2004 compared to 2.944 million tonnes for the first quarter of 2003, boosted by demand and by the integration, from July 2003 of the Italian rolling mill of Pallanzeno.

In spite of surging prices for scrap, the main raw material for the Long Carbon Steel sector, **gross operating result** amounted to EUR134 million compared to EUR126 million for the same quarter last year. This corresponds to a 10.6% margin – a satisfactory levels after a difficult fourth quarter last year – and demonstrates the capacity of the sector to deal with rising costs.

**Operating result** reached EUR90 million for the first quarter of 2004 versus EUR84 million for the first quarter of 2003.

**Stainless Steels, Alloys and Specialty Plates**

**Revenues** for the Stainless Steels, Alloys and Specialty Plates sector increased 6.2% (+7.2% on a comparable basis) at EUR1,208 million for the first quarter of 2004 compared to EUR1,137 million for the first quarter of 2003, essentially led by higher selling prices. The alloy surcharge more than doubled from one period to the other following the strong appreciation of nickel prices. Base prices and shipments started 2004 at levels below their levels of last year but have recovered since March. Lastly, Arcelor pursued its strategy to focus its flat stainless operations on Europe by disposing of Thainox (deconsolidated since March 1, 2004).

Total shipments amounted to 638 kt for the first quarter of 2004 compared to 665 kt for the same quarter last year.

The small decline of the sector's **gross operating result,** at EUR51 million for the first quarter of 2004 compared to EUR56 million for the first quarter of 2003, was mainly due to

slightly higher raw material costs, the impact of a lower level of shipments being offset by a richer product mix.

**Operating result,** at EUR10 million for the first quarter of 2004 compared to EUR12 million for the first quarter of 2003 mirrors the evolution of the gross operating result.

### Distribution, Transformation, Trading

**Revenues** of the DTT sector decreased 6.3% (but increased 4.9% on a comparable basis) at EUR1,972 million for the first quarter of 2004 compared to EUR2,104 million for the first quarter of 2003. After the sharp decline in shipments monitored by the sector during the second half of last year, volumes were back to their first quarter 2003 levels. Prices hikes were accepted in a context of mediocre real demand in Europe but where customers found it difficult to be supplied with material.

**Gross operating result,** at EUR92 million for the first quarter of 2004 compared to EUR58 million for the first quarter of 2003 and **operating result**, at EUR54 million versus EUR39 million, showed strong progress. This improvement started in February, accelerated in March and concerned all of DTT's business units. It was based on the traditional time lag between the immediate positive impact of higher selling prices and the slower adjusting value of inventories sold.

### Revenues, Gross Operating Result and Operating Result by business sector

| ***In millions of euros*** *(Unaudited)* | **1st Quarter 2003** | | | | | **1st Quarter 2004** | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Revenues** | **Gross Op. Result** | **%** | **Op. Result** | **%** | **Revenues** | **Gross Op. Result** | **%** | **Op. Result** | **%** |
| Flat Carbon Steel | 3,727 | 428 | *11.5%* | 289 | *7.8%* | 3,650 | 400 | *11.0%* | 254 | *7.0%* |
| Long Carbon Steel | 1,046 | 126 | *12.0%* | 84 | *8.0%* | 1,268 | 134 | *10.6%* | 90 | *7.1%* |
| Stainless, Alloys & Specialty Plates | 1,137 | 56 | *4.9%* | 12 | *1.1%* | 1,208 | 51 | *4.2%* | 10 | *0.8%* |
| Distribution, Transformation, Trading | 2,104 | 58 | *2.8%* | 39 | *1.9%* | 1,972 | 92 | *4.7%* | 54 | *2.7%* |
| *Others* | *223* | *-20* | *n.a.* | *-33* | *n.a.* | *231* | *16* | *n.a.* | *-2* | *n.a.* |
| *Intra-Group* | *-1,385* | *-7* | *n.a.* | *-7* | *n.a.* | *-1,430* | *3* | *n.a.* | *3* | *n.a.* |
| **Total** | **6,852** | **641** | ***9.4%*** | **384** | ***5.6%*** | **6,899** | **696** | ***10.1%*** | **409** | ***5.9%*** |

**Outlook**

Despite a slight easing, the tension on international markets for raw materials and freight, remains quite high. Steelmakers and their clients are still dealing with a situation of shortage on a worldwide basis.

Apparent demand for steel keeps rising, helped by the economic recovery in the US. Even if the growth rate of the Chinese consumption were to slow down slightly in the coming months, it should however remain at a high level. The volatility observed on certain spot prices can be seen as a technical correction.

In this environment, Arcelor focuses on serving its clients in its core markets – Europe and Brazil. The Group increases its prices, which still remain below international prices, to cover higher cost of inputs. Worth noticing, the level of inventories in Europe is low.

The strong level of activity in the second quarter of 2004 should lead to improved results. Margins and financial structure of the Group should thus continue to show progress.

After a successful *Integration* phase, Arcelor started 2004 by entering into a culture of *Transformation*, based on entrepreneurship and innovation.

*Arcelor is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million tonnes of steel in 2003. Employing 98,000 employees in over 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations and social responsibility in the world of steel.*

*This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.*

***Press Relations***
Patrick Seyler: +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359
***(Spain)***
Ignacio Agreda: +34 94 4894 162
Oscar Fleites: +34 985 1260 29
***(France)***
Sandra Luneau : +33 1 41 25 65 04

***Investor Relations***
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98